Exhibit 21.1

Subsidiaries of Registrant

1.	Dorchester Minerals Oklahoma LP, an Oklahoma limited partnership

2.	Dorchester Minerals Oklahoma GP, Inc., an Oklahoma corporation

3.	Maecenas Minerals LLP, a Texas limited liability partnership

4.	Dorchester-Maecenas GP LLC, a Texas limited liability company